Exhibit 12.02
SOUTH CAROLINA ELECTRIC & GAS COMPANY
CALCULATION OF RATIOS
FOR THE YEAR ENDED DECEMBER 31, 2012
(Dollars in Millions)
CALCULATION OF BOND RATIO:

Net earnings(1)		$987.8
Divide by annualized interest charges on:
Bonds outstanding under SCE&G’s bond indenture dated April 1, 1993 (Mortgage)	$189.2
Total annualized interest charges	189.2
Bond Ratio		5.22

(1)	As defined in the Mortgage.
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES:

	Years Ended December 31,
Dollars in Millions	2012	2011	2010	2009	2008
Fixed Charges as defined:
Interest on debt	$217.4	$207.8	$192.4	$181.4	$166.6
Amortization of debt premium, discount and expense (net)	3.9	3.9	4.0	3.8	3.6
Interest component on rentals	3.2	3.6	3.1	5.5	4.2
Total Fixed Charges(A)	$224.5	$215.3	$199.5	$190.7	$174.4
Earnings as defined:
Pretax income from continuing operations	$509.5	$456.5	$433.6	$427.8	$440.1
Total fixed charges	224.5	215.3	199.5	190.7	174.4
Pre-tax equity in (earnings) losses of investees	3.8	2.3	2.1	0.5	(3.0)
Total Earnings (B)	$737.8	$674.1	$635.2	$619.0	$611.5
Ratio of Earnings to Fixed Charges (B/A)	3.29	3.13	3.18	3.25	3.51

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